(Formerly Timmins Gold Corp.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended
September 30, 2017 and 2016
(Unaudited)

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
For the three and nine months ended September 30, 2017 and 2016
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended		Nine months ended
			September 30,		September 30,
	Note	2017	2016	2017	2016

Metal revenues	14	$25,194	$31,212	$84,569	$92,896

Cost of sales (including depreciation and depletion)	5a)	18,472	22,749	56,535	67,338

Earnings from mine operations		6,722	8,463	28,034	25,558

Corporate and administrative expenses	5b)	1,640	1,415	5,421	5,267
Impairment of exploration and evaluation asset	3	-	-	-	12,737
Loss on sale of asset	3	-	824	-	824
Impairment reversal of mineral properties and other assets	4	-	(23,699)	-	(23,699)

Earnings from operations		5,082	29,923	22,613	30,429

Other income, net		163	12	221	91
Finance expense, net	5c)	949	(831)	(847)	(3,885)
Loss on derivative contracts		(29)	(143)	(1,512)	(592)
Foreign exchange (loss) gain		(229)	46	(110)	(363)

Earnings before income taxes		5,936	29,007	20,365	25,680

Income taxes
Current tax expense		282	-	6,280	-
Deferred tax expense (recovery)		457	(712)	(666)	(101)
		739	(712)	5,614	(101)

Earnings and comprehensive income for the period		$5,197	$29,719	$14,751	$25,781

Weighted average shares outstanding:
Basic	12	41,903,758	31,922,860	37,699,713	31,746,224
Diluted	12	42,440,804	32,572,270	38,282,580	32,043,581

Earnings per share:
Basic	12	$0.12	$0.93	$0.39	$0.81
Diluted	12	$0.12	$0.91	$0.39	$0.80

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30, 2017 and 2016
(In thousands of United States dollars) - Unaudited

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016

OPERATING ACTIVITIES
Earnings before income taxes		$5,936	$29,007	$20,365	$25,680
Items not affecting cash:
Depletion and depreciation	5a)	949	4,161	3,579	11,461
Finance expense, net	5c)	(949)	831	847	3,885
Loss on derivative contracts		29	143	1,519	143
Share-based payments	11b), 11c)	229	194	659	661
Impairment of exploration and evaluation asset	3	-	-	-	12,737
Termination benefits	11a)	-	-	-	848
Other provision revaluation		-	274	-	274
Loss on sale of asset	3	-	824	-	824
Impairment reversal of mineral properties and other assets	4	-	(23,699)	-	(23,699)
Unrealized foreign exchange loss (gain)		204	(270)	146	498
		6,398	11,465	27,115	33,312
Changes in non-cash working capital items:
Trade and other receivables		(2,380)	646	(4,805)	4,280
Inventories		(2,988)	(198)	(6,470)	(2,344)
Advances and prepaid expenses		165	(256)	100	(72)
Trade payables and accrued liabilities		1,543	(1,813)	2,973	(11,087)
Income tax paid		-	-	(3,660)	-
Cash provided by operating activities		2,738	9,844	15,253	24,089

INVESTING ACTIVITIES
Expenditures on mineral properties, and plant and equipment		(7,077)	(2,432)	(12,299)	(7,027)
Expenditures on exploration and evaluation		(2,927)	(1,447)	(8,697)	(3,709)
Purchase of short-term investments		(20,000)	-	(20,000)	-
Caballo Blanco Property sale proceeds, net of transaction costs		2,500	2,170	2,500	9,170
Newstrike transaction costs		-	(1,916)	-	(2,552)
Restricted cash		-	-	-	2,316
Cash used in investing activities		(27,504)	(3,625)	(38,496)	(1,802)

FINANCING ACTIVITIES
Proceeds from equity financing, net of transaction costs	10, 11a)	37,180	-	37,180	-
Proceeds from options exercise	11a)	130	-	130	-
Interest paid		-	(17)	(6)	(588)
Loan facility extension fees		-	-	-	(602)
Repayment of loan facility		-	-	-	(10,223)
Repayment of debenture		-	-	-	(1,540)
Cash provided by (used in) financing activities		37,310	(17)	37,304	(12,953)

Effects of exchange rate changes on the balance of cash held in foreign currencies		37	(98)	526	(63)

Increase in cash and cash equivalents		12,581	6,104	14,587	9,271
Cash and cash equivalents, beginning of period		35,883	12,350	33,877	9,183
Cash and cash equivalents, end of period		$48,464	$18,454	$48,464	$18,454

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars) - Unaudited

		September 30,	December 31,
	Note	2017	2016

ASSETS
Current
Cash and cash equivalents		$48,464	$33,877
Short-term investments		20,000	-
Trade and other receivables	6	6,496	8,899
Inventories	7	16,806	10,335
Advances and prepaid expenses		1,456	1,556
Derivative asset	13	357	1,875
Total current assets		93,579	56,542

Mineral properties, plant and equipment, exploration and evaluation	8	132,062	114,301
Total assets		$225,641	$170,843

LIABILITIES
Current
Trade payables and accrued liabilities	9	$19,374	$17,187
Equipment financing		-	378
Other provisions		1,240	1,219
Total current liabilities		20,614	18,784

Warrant liability	10	3,861	2,471
Deferred tax liabilities		2,841	3,354
Provision for site reclamation and closure		3,320	3,148
Total liabilities		30,636	27,757

EQUITY
Issued capital		249,336	212,698
Share-based payment reserve		18,847	18,317
Deficit		(73,178)	(87,929)
Total equity		195,005	143,086
Total liabilities and equity		$225,641	$170,843

Events after the reporting period (note 6, 10 and 15)

Approved by the Directors

“Greg McCunn”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

				Share-
		Number of		based	(Deficit)
		common	Issued	payment	Retained	Total
		shares (1)	capital	reserve	earnings	equity
Balance at January 1, 2017	Note	35,562,847	$212,698	$18,317	$(87,929)	$143,086
Earnings and comprehensive income for the period		-	-	-	14,751	14,751
Share-based payments	11b)	-	-	600	-	600
Shares issued for cash equity financing	11a)	8,062,000	36,438	-	-	36,438
Shares issued on exercise of share options	11a)	50,000	200	(70)	-	130
Balance at September 30, 2017		43,674,847	$249,336	$18,847	$(73,178)	$195,005

Balance at January 1, 2016		31,533,207	$198,649	$17,480	$(119,667)	$96,462
Loss and comprehensive loss for the period		-	-	-	25,781	25,781
Share-based payments	11b)	-	-	661	-	661
Shares issued for debenture interest	11a)	30,193	80	-	-	80
Shares issued in lieu of bonus payment on long-term debt extinguishment	11a)	55,000	134	-	-	134
Shares issued in lieu of termination benefits	11a)	304,447	848	-	-	848
Balance at September 30, 2016		31,922,847	$199,711	$18,141	$(93,886)	$123,966

(1)     Share consolidation (note 1).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Alio Gold Inc. (formerly Timmins Gold Corp.) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. (“MdN”) and Minera Aurea, S.A de C.V. (“Minera Aurea”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico and Minera Aurea holds a 100% interest in the Ana Paula Property (“Ana Paula”), an exploration and evaluation asset in Guerrero, Mexico.

The Company is listed for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange American under the symbol ALO. The registered office of the Company is located at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Share consolidation

On May 12, 2017, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of ten pre-consolidated common shares for one post-consolidated common share. The share consolidation was approved by the shareholders on May 12, 2017. The share consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings (loss) per share (note 12), issued and outstanding common shares (note 11(a)), options (note 11(b)) and warrants (note 10), and per share amounts in these condensed interim consolidated financial statements (“interim financial statements”) have been adjusted retrospectively to reflect the share consolidation.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These interim financial statements were approved by the Board of Directors and authorized for issue on November 8, 2017.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2016 and 2015 (“annual consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of computation as the annual consolidated financial statements with the exception of changes to the share-based compensation accounting policy due to the introduction of new long-term incentive pay programs introduced in the three and nine months ended September 30, 2017 (note 11(c)) and the adoption of narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which were effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's condensed interim consolidated financial statements and the share-based compensation policies are outlined below.

Share-based compensation

Cash-settled awards are measured at fair value using the market value of the underlying shares at each reporting date until settlement. The cost is recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to share-based compensation. The cash-settled awards are recorded within liabilities until settled. The Company offers cash-settled (Deferred Share Units (“DSU”), Restricted Share Units (“RSU”), and Performance Share Units (“PSU”)) awards to certain employees and Directors of the Company.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

2.	BASIS OF PREPARATION (continued)

Deferred share units

Under the DSU plan, each DSU has the same value as one common share listed on the TSX. DSUs will be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Restricted share units

Under the RSU plan, selected employees are granted RSUs where each RSU has a value equal to one common share listed on the TSX. RSUs fully vest at the end of three years and settle in cash at that time.

A liability for the RSUs is measured at fair value and is adjusted for changes in fair value at each reporting period. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense over the vesting period.

Performance share units

Under the PSU plan, selected employees are granted PSUs, where each PSU has a value equal to one common share listed on the TSX. PSUs fully vest at the end of a performance period and settle in cash at that time. Vesting, and therefore the liability, is based on the achievement of performance goals and target settlement.

The value of a PSU reflects the value of a common share and the number of shares issued is adjusted for its relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PSUs is determined with reference to the closing stock price at each revaluation date.

A liability for the PSUs is measured at fair value and is adjusted for changes in fair value at each reporting period. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense over the vesting period.

b)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2(d) and 2(e) to the annual consolidated financial statements with the exception of the item noted below:

Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property or the life of the mining phase. Changes in estimated life of mine strip ratios or life of phase strip ratios can result in a change to the future capitalization of stripping costs incurred.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

2.	BASIS OF PREPARATION (continued)

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	CABALLO BLANCO PROPERTY SALE

On July 20, 2016, the Caballo Blanco Property was disposed of resulting in a loss on disposal of $824. During the six months ended June 30, 2016, the Caballo Blanco Property was classified as an asset held for sale and an impairment charge of $12,737 was recorded to reduce the carrying amount to its fair value.

4.	IMPAIRMENT REVERSAL OF MINERAL PROPERTIES AND OTHER ASSETS

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, to suggest that the carrying value of an asset or cash generating unit (“CGU”) may be impaired or require impairment reversal, thereby requiring adjustment to the carrying value.

Three and nine months ended September 30, 2017

During the nine months ended September 30, 2017, a revitalization plan for the San Francisco Mine was finalized. On May 25, 2017, an updated NI 43-101 F1 Technical Report (the “Report”) was completed with an effective date of April 1, 2017.

The Company assessed the Report and updated mine plan for impairment reversal indicators. The Report includes assumptions and estimates that require operational validation including gold recovery and capital project completion. The Company concluded that until significant operational estimates are validated there are no indicators of impairment reversal. The Company will continue to monitor and assess these factors in future periods to determine if and when indicators of an impairment or reversal of impairment are present necessitating a reassessment of the carrying value of the San Francisco Mine.

Three and nine months ended September 30, 2016

During the three and nine months ended September 30, 2016, in response to the sustained increase in the spot and forecast gold prices, combined with improved operations during the period, the Company announced significant changes to the San Francisco Mine plan, which foresees continued operations to 2023 versus the previous plan which foresaw a curtailment of mining operations in late 2016. The significant extension of the expected life of the San Francisco Mine was considered to be an indicator of impairment reversal. A detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets. As a result of this assessment, the Company recognized an impairment reversal in the amount of $23,699 increasing the mineral properties, plant and equipment value to its recoverable amount primarily.

The recoverable value of the San Francisco Mine CGU was determined based on its fair value less cost of disposal estimated utilizing a discounted cash flow model. The projected cash flows used in recoverable value assessment are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production costs estimates, future capital expenditures and discount rates. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy. The key economic assumptions included in the model were a forecast gold price of $1,250 per ounce and discount rate of 6%.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

5.	EXPENSES

a)	Cost of sales

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Costs of contract mining	$9,836	$9,715	$30,379	$31,183
Crushing and gold recovery costs	8,825	8,015	22,966	22,601
Mine site administration costs	1,604	880	3,893	2,746
Transport and refining	63	77	205	250
Royalties	127	233	423	540
Demobilization costs	-	274	-	1,577
Change in inventories	(2,932)	(606)	(4,910)	(3,020)
Production costs	17,523	18,588	52,956	55,877
Depreciation and depletion	949	4,161	3,579	11,461
Cost of sales (including depreciation and depletion)	$18,472	$22,749	$56,535	$67,338

b)	Corporate and administrative expenses

		Three months ended		Nine months ended
			September 30,		September 30,
	Note	2017	2016	2017	2016
Salaries (1)		$572	$395	$2,393	$1,690
Consulting and professional fees		470	368	1,158	1,765
Share-based payments	11b), 11c)	229	194	659	661
Rent and office costs		81	67	268	248
Administrative and other		288	391	943	903
Corporate and administrative expenses		$1,640	$1,415	$5,421	$5,267

(1)

During the three and nine months ended September 30, 2017, salaries include termination benefits of $nil and $708, respectively (three and nine months ended September 30, 2016 - $nil and $44, respectively).

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

5.	EXPENSES (continued)

c)	Finance expense, net

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016
(Gain) loss on revaluation of warrant liabilities	10	$(1,072)	$784	$590	$2,332
Accretion of provision for site reclamation and closure and other provisions		66	15	194	45
Offering expense	10	57	-	57	-
Interest on loan facility and equipment financing		-	17	6	588
Accretion of loan facility		-	-	-	736
Accretion on extinguished liability		-	15	-	141
Interest on debenture		-	-	-	43
Finance expense, net		$(949)	$831	$847	$3,885

6.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,
	2017	2016
Trade receivable	$824	$1,322
VAT receivable (1)	5,474	4,921
Receivable on Caballo Blanco Property sale	-	2,500
Other receivables	198	156
	$6,496	$8,899

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three and nine months ended September 30, 2017, income tax instalments applied against VAT receivable were $1,649 and $6,159, respectively (three and nine months ended September 30, 2016 - $nil and $nil, respectively). During the three and nine months ended September 30, 2017, the Company collected $2,373 and $7,228, respectively (three and nine months ended September 30, 2016 - $3,511 and $14,339, respectively) of the VAT receivable. Subsequent to September 30, 2017, $155 of VAT was received by the Company.

7.	INVENTORIES

	September 30,	December 31,
	2017	2016
Ore in process	$10,904	$6,347
Finished metal inventory	354	-
Supplies	5,548	3,988
	$16,806	$10,335

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

7.	INVENTORIES (continued)

The costs of inventories recognized as an expense for the three and nine months ended September 30, 2017, were $16,678 and $52,014, respectively (three and nine months ended September 30, 2016 - $21,285 and $62,225, respectively) and are included in cost of sales as costs of contract mining, crushing and gold recovery costs, change in inventories and depreciation and depletion.

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Mineral	Plant and	Exploration
	properties (1)	equipment (2)	and evaluation	Total
Cost
At January 1, 2017	$176,503	$112,385	$84,190	$373,078
Expenditures	5,500	7,070	8,813	21,383
At September 30, 2017	182,003	119,455	93,003	394,461
Accumulated depreciation, depletion and impairment
At January 1, 2017	157,856	92,243	8,678	258,777
Depreciation and depletion	2,738	884	-	3,622
At September 30, 2017	160,594	93,127	8,678	262,399
Carrying amount at September 30, 2017	$21,409	$26,328	$84,325	$132,062

		Mineral	Plant and	Exploration
	Note	properties (1)	equipment (2)	and evaluation	Total
Cost
At January 1, 2016		$176,089	$104,361	$108,253	$388,703
Expenditures		1,303	8,024	5,839	15,166
Caballo Blanco Property sale		-	-	(29,902)	(29,902)
Change in reclamation obligation		(889)	-	-	(889)
At December 31, 2016		176,503	112,385	84,190	373,078
Accumulated depreciation, depletion and impairment
At January 1, 2016		166,166	93,157	8,678	268,001
Depreciation and depletion		10,201	4,274	-	14,475
Impairment of exploration and evaluation	3	-	-	12,737	12,737
Caballo Blanco Property sale	3	-	-	(12,737)	(12,737)
Impairment reversal of mineral properties, plant and equipment	4	(18,511)	(5,188)	-	(23,699)
At December 31, 2016		157,856	92,243	8,678	258,777
Carrying amount at December 31, 2016		$18,647	$20,142	$75,512	$114,301

(1)	At September 30, 2017, mineral properties includes deferred stripping costs with a carrying value of $4,140 (December 31, 2016 - $nil).
(2)	Plant and equipment includes construction-in-progress assets of $13,268 (December 31, 2016 - $13,590).

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (continued)

Carrying amount by segment

			Exploration
	Mineral	Plant and	and
	properties	equipment	evaluation	Total
At September 30, 2017
San Francisco Mine	$21,409	$12,839	$1,043	$35,291
Ana Paula Project	-	13,356	83,282	96,638
Other	-	133	-	133
	$21,409	$26,328	$84,325	$132,062

			Exploration
	Mineral	Plant and	and
	properties	equipment	evaluation	Total
At December 31, 2016
San Francisco Mine	$18,647	$7,730	$496	$26,873
Ana Paula Project	-	12,412	75,016	87,428
	$18,647	$20,142	$75,512	$114,301

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,
	2017	2016
Trade payables	$13,947	$10,609
Income taxes payable	1,598	2,800
Accrued liabilities (1)	2,104	2,053
Vendor loan	1,725	1,725
	$19,374	$17,187

(1)	Accrued liabilities at September 30, 2017, include bonuses of $786 (December 31, 2016 - $1,007).

10.	WARRANT LIABILITY

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (note 5(c)).

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

10.	WARRANT LIABILITY (continued)

					Common
					Shares	Warrants Outstanding
		TSX	Exercise	Warrants	Upon	September 30,	December 31,
Issuance	Expiry Date	Ticker	Price	Issued	Exercise	2017	2016
Bought deal July 20, 2017 (1)	July 20, 2018	ALO.WT.A	C$8.00 ($6.36)	4,031,000	4,031,000	4,031,000	-
Bought deal November 30, 2016	May 30, 2018	ALO.WT	C$0.70 ($0.52)	18,200,000	1,820,000	18,200,000	18,200,000
Private Placement October 19, 2015	October 19, 2017	-	C$3.50 ($2.70)	1,000,000	1,000,000	1,000,000	1,000,000
				23,231,000	6,851,000	23,231,000	19,200,000

(1)

On July 20, 2017, the Company closed a bought deal financing and issued 4,031,000 warrants. The warrant liability was initially valued at $801, determined by the TSX opening price of C$0.25 ($0.20). For the three and nine months ending September 30, 2017, offering expense related to the warrants was $57 (note 5(c)).

The share purchase warrants were revalued to the following:

	September 30,	December 31,
	2017	2016
Bought deal July 20, 2017 (1)	$1,163	$-
Bought deal November 30, 2016 (2)	1,094	1,220
Private placement October 19, 2015 (3)	1,604	1,251
	$3,861	$2,471

(1)	Valuation based on the TSX closing price of C$0.36 ($0.29) (December 31, 2016 - C$nil ($nil)).
(2)	Valuation based on the TSX closing price of C$0.08 ($0.06) (December 31, 2016 - C$0.09 ($0.07)).
(3)	Valuation based on the following weighted average assumptions for the Black-Scholes option pricing:

	September 30,	December 31,
	2017	2016
Risk-free interest rate	0.69%	0.69%
Expected life of options	0.1 years	0.8 years
Annualized volatility	62.7%	97.2%
Dividend rate	0.0%	0.0%

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

10.	WARRANT LIABILITY (continued)

During the three and nine months ended September 30, 2017, the Company recognized the following (gain) loss on revaluation of the share purchase warrant liabilities (note 5(c)):

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
Bought deal July 20, 2017	$362	$-	$362	$-
Bought deal November 30, 2016	(1,150)	-	(126)	-
Private placement October 19, 2015	(284)	784	354	2,332
	$(1,072)	$784	$590	$2,332

On October 18, 2017, the private placement warrants were exercised for cash proceeds of C$3,500 ($2,803) and the Company issued 1,000,000 common shares.

11.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

The Company had the following common share transactions during the nine months ended September 30, 2017:
•

On July 20, 2017, the Company closed a bought deal financing and issued 8,062,000 common shares for gross proceeds of C$49,380 ($39,237), with transaction costs allocated to the equity component of C$3,523 ($2,799) (note 10).

•	The Company issued 50,000 common shares valued at $200 upon exercise of share options.

The Company had the following common share transactions during the nine months ended September 30, 2016:
•	The Company issued 30,193 common shares valued at $80 to settle debenture common share interest.
•	The Company issued 55,000 common shares valued at $134 to settle bonus payment on extinguishment of loan facility to Goldcorp Inc.
•	The Company issued 304,447 common shares valued at $848 in connection to termination benefits.

At September 30, 2017, there were 43,674,847 issued and outstanding common shares (December 31, 2016 - 35,562,847). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods no less than eighteen months.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

11.	EQUITY (continued)

Share option transactions and the number of share options outstanding during the nine months ended September 30, 2017, and year ended December 31, 2016, are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2016	2,146,550	14.73
Granted	255,000	3.30
Expired	(523,600)	21.37
Forfeited	(92,500)	8.71
Outstanding at December 31, 2016	1,785,450	11.47
Granted	796,900	5.26
Exercised	(50,000)	3.30
Expired	(197,500)	25.72
Forfeited	(150,000)	10.10
Outstanding at September 30, 2017	2,184,850	8.21
Exercisable at September 30, 2017	1,165,450	10.93

Share options outstanding and exercisable at September 30, 2017, are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
2.50 - 10.00	1,745,750	5.47	3.79	742,600	6.07	3.04
10.01 - 20.00	336,500	15.43	1.90	320,250	15.69	1.88
20.01 - 31.40	102,600	31.20	3.86	102,600	31.20	3.86
	2,184,850	8.21	3.50	1,165,450	10.93	2.80

The fair value of share options recognized as an expense during the three and nine months ended September 30, 2017, was $170 and $600, respectively (three and nine months ended September 30, 2016 - $194 and $661, respectively).

The weighted average grant date fair value of options granted during the three and nine months ended September 30, 2017, was C$3.04 ($2.43) and C$3.07 ($2.35), respectively (three and nine months ended September 30, 2016 - C$nil ($nil) and C$1.85 ($1.40), respectively). The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three and nine months ended September 30, 2017 and 2016:

	Three and nine months ended September 30,
	2017	2016
Risk-free interest rate	1.4%, 1.2%	1.0%
Expected life of options	4.5 years	5.0 years
Annualized volatility	75.2%, 75.4%	73.0%
Forfeiture rate	2.2%	2.2%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

11.	EQUITY (continued)

c)	Share-based compensation

On September 13, 2017, the Board of Directors approved deferred share units, restricted share units, and performance share units under its long-term incentive plan.

	DSUs	DSU	RSUs	RSU	PSUs	PSU
	(thousands)	Fair value	(thousands)	Fair value	(thousands)	Fair value
At January 1, 2016	-	$-	-	$-	-	$-
At January 1, 2017	-	$-	-	$-	-	$-
Granted	113	35	175	12	175	12
At September 30, 2017	113	$35	175	$12	175	$12

i)	Deferred share units

Directors were granted DSUs where each DSU has a value equivalent to the price of one common share listed on the TSX. The DSUs are settled in cash and fully vest the day before the 2018 Annual General Meeting. Cash settlement takes place following a Director’s resignation.

For the three and nine months ended September 30, 2017, share-based payments expense related to the DSUs was $35 (three and nine months ended September 30, 2016 - $nil) (note 5(b)).

ii)	Restricted share units

Selected employees were granted RSUs where each RSU has a value equivalent to the price of one common share listed on the TSX. The RSUs are settled in cash and fully vest on the three-year anniversary date, September 13, 2020.

For the three and nine months ended September 30, 2017, share-based payments expense related to the RSUs was $12 (three and nine months ended September 30, 2016 - $nil) (note 5(b)).

iii)	Performance share units

Selected employees were granted PSUs where each PSU has a value equivalent to the price of one common share listed on the TSX. The PSUs are settled in cash and fully vest on December 31, 2019 (the “Performance Period”). Performance results at the end of the Performance Period relative to performance criteria and the application of a performance multiplier determines the vesting number of PSUs for each participant.

For the three and nine months ended September 30, 2017, share-based payments expense related to the PSUs was $12 (three and nine months ended September 30, 2016 - $nil) (note 5(b)).

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

12.	EARNINGS PER SHARE

	Three months ended September 30, 2017			Three months ended September 30, 2016
		Weighted			Weighted
	Earnings for	average shares	Earnings	Earnings for	average shares	Earnings
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$5,197	41,903,758	$0.12	$29,719	31,922,860	$0.93
Effect of dilutive securities:
Share options	-	181,434	-	-	191,131	-
Warrants	-	355,612	-	-	458,279	-
Diluted EPS	$5,197	42,440,804	$0.12	$29,719	32,572,270	$0.91

At September 30, 2017, 2,184,850 (September 30, 2016 - 1,789,050) share options were outstanding, of which 1,763,584 were anti-dilutive (September 30, 2016 - 1,326,550).

At September 30, 2017, share purchase warrants that entitle the holders to purchase 6,851,000 (September 30, 2016 - 1,000,000) common shares were outstanding (note 10), of which 5,851,000 (September 30, 2016 - nil) were anti-dilutive.

	Nine months ended September 30, 2017			Nine months ended September 30, 2016
		Weighted			Weighted
	Earnings for	average shares	Earnings	Earnings for	average shares	Earnings
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$14,751	37,699,713	$0.39	$25,781	31,746,224	$0.81
Effect of dilutive securities:
Share options	-	193,674	-	-	62,271	-
Warrants	-	389,193	-	-	235,086	-
Diluted EPS	$14,751	38,282,580	$0.39	$25,781	32,043,581	$0.80

At September 30, 2017, 2,184,850 (September 30, 2016 - 1,789,050) share options were outstanding, of which 1,763,584 were anti-dilutive (September 30, 2016 - 1,581,550).

At September 30, 2017, share purchase warrants that entitle the holders to purchase 6,851,000 (September 30, 2016 - 1,000,000) common shares were outstanding (note 10), of which 5,851,000 (September 30, 2016 - nil) were anti-dilutive.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

At September 30, 2017, and December 31, 2016, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the share purchase warrants (note 10), derivative asset, and share based payments (note 11(c)).

The carrying values of cash and cash equivalents, short-term investments, trade and other receivables, trade payables, and vendor loan approximate their fair value due to their short-term nature.

As at September 30, 2017, the Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 39,400 gold ounces were placed under these contracts with expiry dates through to May 29, 2018, with a weighted average floor price of $1,237 per gold ounce and a weighted average maximum sales price of $1,401 per gold ounce. At November 8, 2017, 34,400 of these option contracts were unsettled and 5,000 had expired. The fair value of the derivative asset of $357 (December 31, 2016 - $1,875) is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

14.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. During the nine months ended September 30, 2017, as a result of the changes in the Company’s management team and increased activity at the Ana Paula Project, the Company reassessed its operating segments. The Company has determined that it has two reportable operating segments, the San Francisco Mine and the Ana Paula Project. Other consists primarily of the Company’s corporate assets, derivative assets, warrant liabilities and corporate and administrative expenses which are not allocated to operating segments and the Caballo Blanco Property which was disposed of during the three and nine months ended September 30, 2016 (note 3). Prior period results have been represented to reflect the current presentation.

A reporting segment is defined as a component of the Company:
•	that engages in business activities from which it may earn revenues or incur expenses;
•	whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,
•	for which discrete financial information is available.

The CODM evaluates segment performance based on earnings from operations and capital expenditures.

The Company does not treat the production of gold and silver, the primary two minerals produced at the San Francisco Mine, as separate operating segments as they are the output of the same production process, only become separately identifiable as finished goods and are not reported separately from a management perspective.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

14.	SEGMENTED INFORMATION (continued)

		Three months ended September 30, 2017
	San
	Francisco	Ana Paula
Segment results	Mine	Project	Other	Total
Metal revenues	$25,194	$-	$-	$25,194
Production costs	(17,523)	-	-	(17,523)
Depreciation and depletion	(949)	-	-	(949)
Corporate and administrative expenses	(342)	-	(1,298)	(1,640)
Earnings (loss) from operations	$6,380	$-	$(1,298)	$5,082
Capital expenditures	$6,757	$3,149	$98	$10,004

		Three months ended September 30, 2016
	San
	Francisco	Ana Paula
Segment results	Mine	Project	Other	Total
Metal revenues	$31,212	$-	$-	$31,212
Production costs	(18,588)	-	-	(18,588)
Depreciation and depletion	(4,161)	-	-	(4,161)
Corporate and administrative expenses	(513)	-	(902)	(1,415)
Loss on sale of asset	-	-	(824)	(824)
Impairment reversal of mineral properties and other assets	23,699	-	-	23,699
Earnings (loss) from operations	$31,649	$-	$(1,726)	$29,923
Capital expenditures	$2,118	$1,761	$-	$3,879

		Nine months ended September 30, 2017
	San
	Francisco	Ana Paula
Segment results	Mine	Project	Other	Total
Metal revenues	$84,569	$-	$-	$84,569
Production costs	(52,956)	-	-	(52,956)
Depreciation and depletion	(3,579)	-	-	(3,579)
Corporate and administrative expenses	(1,643)	-	(3,778)	(5,421)
Earnings (loss) from operations	$26,391	$-	$(3,778)	$22,613
Capital expenditures	$11,728	$9,132	$136	$20,996

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

14.	SEGMENTED INFORMATION (continued)

		Nine months ended September 30, 2016
	San
	Francisco	Ana Paula
Segment results	Mine	Project	Other	Total
Metal revenues	$92,896	$-	$-	$92,896
Production costs	(55,877)	-	-	(55,877)
Depreciation and depletion	(11,461)	-	-	(11,461)
Corporate and administrative expenses	(1,671)	-	(3,596)	(5,267)
Impairment of exploration and evaluation	-	-	(12,737)	(12,737)
Loss on sale of asset	-	-	(824)	(824)
Impairment reversal of mineral properties and other assets	23,699	-	-	23,699
Earnings (loss) from operations	$47,586	$-	$(17,157)	$30,429
Capital expenditures	$2,676	$8,060	$-	$10,736

	San
	Francisco	Ana Paula
Segment assets and liabilities	Mine	Project	Other	Total
As at September 30, 2017
Total assets	$81,107	$97,887	$46,647	$225,641
Total liabilities	$23,684	$2,181	$4,771	$30,636
As at December 31, 2016
Total assets	$64,008	$88,427	$18,408	$170,843
Total liabilities	$22,249	$1,791	$3,717	$27,757

During the three and nine months ended September 30, 2017 and 2016, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended			Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
Customer A	88%	96%	92%	95%
Customer B	11%	3%	7%	4%
Customer C	1%	1%	1%	1%
Total	100%	100%	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell finished goods.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(In thousands of United States dollars, except where noted) - Unaudited

14.	SEGMENTED INFORMATION (continued)

The Company’s metal revenues from operations, 100% of which are derived in Mexico, for the three and nine months ended September 30, 2017 and 2016, are as follows:

	Three months ended			Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
Gold	$25,046	$30,940	$84,041	$92,141
Silver by-product	148	272	528	755
	$25,194	$31,212	$84,569	$92,896

15.	EVENTS AFTER THE REPORTING PERIOD

On October 18, 2017, the Company exercised a buy-back right from Goldcorp Inc. of a 1% net smelter royalty (“NSR”) on the Ana Paula Project for $2.9 million in cash. After the buy-back, the NSR held by Goldcorp Inc. on Ana Paula became 2%.